UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 24, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CSG Systems International, Inc.

File No. 0-27512 - CF#31434

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   CSG Systems International, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 7, 2014, as amended on October 23, 2014.

   Based on representations by CSG Systems International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.24AD	through March 31, 2017
Exhibit 10.24AE	through March 31, 2017
Exhibit 10.24AF	through March 31, 2017
Exhibit 10.24AG	through March 31, 2017
Exhibit 10.24AH	through April 30, 2019

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary